United States securities and exchange commission logo





                              May 4, 2021

       Cong (Kenny) Li
       Chief Executive Officer
       Onion Global Ltd
       No. 309 3-05 Huangfu Avenue Zhong
       Tianhe District, Guangzhou City, Guangdong Province
       People   s Republic of China

                                                        Re: Onion Global Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 28,
2021
                                                            File No. 333-255102

       Dear Mr. Li:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 Filed April 28,
2021

       Recent Development, page 6

   1. We note the disclosure regarding expected total revenues and GMV for the quarter ended
                                                        March 31, 2021. Because
a single financial measure may be considered
                                                        an incomplete picture
of your results of operations or financial condition, please disclose financial measures that
put these amounts in context, such as your expected operating costs and expenses or
net income. Please include an analysis of your estimated results for the three months ended
March 31, 2021 against the prior year period and include any trend information that
would be relevant to an investor.
 Cong (Kenny) Li
FirstName  LastNameCong  (Kenny) Li
Onion Global  Ltd
Comapany
May  4, 2021NameOnion Global Ltd
May 4,
Page 2 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Li He